Exhibit 99.4

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V.,

Plaintiff,

v.	Civil Action No. 10-cv-3613 (LAK)

SEMBCORP UTILITIES PTE LTD,
SEMBCORP INDUSTRIES LTD,
BIWATER INVESTMENTS LTD., and
BIWATER HOLDINGS LIMITED,

Defendants.

REPLY MEMORANDUM IN SUPPORT OF

PLAINTIFF’S APPLICATION FOR A PRELIMINARY INJUNCTION

Peter Calamari
Marc Greenwald
QUINN EMANUEL URQUHART & SULLIVAN, LLP
51 Madison Avenue, 22nd Floor
New York, New York 10010
(212) 849-7000
Attorneys for Plaintiff Cascal N. V.

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TABLE OF AUTHORITIES

Page

CASES

CDC Group PLC v. Cogentrix Energy, Inc., 354 F.Supp.2d 387 (S.D.N.Y. 2005)	10

Chris-Craft Indus., Inc. v. Piper Aircraft Corp., 480 F.2d 341 (2d Cir. 1973)	8

Elec. Spec. Co. v. Int’l Controls Corp., 409 F.2d 937 (2d Cir. 1969)	8

GAF Corp. v. Milstein, 324 F.Supp. 1062 (S.D.N.Y. 1971)	9

GAF Corp. v. Milstein, 453 F.2d 709 (2d Cir. 1971)	9

Gen. Time Corp. v. Talley Indus., Inc., 403 F.2d 159 (2d Cir. 1968)	9

Gulf & Western Indus., Inc. v. Great Atlantic & Pac. Tea Co., 476 F.2d 687 (2d Cir. 1973)	8

Langner v. Brown, 913 F.Supp. 260 (S.D.N.Y. 1996)	9

N.Y. Marine & Gen. Ins. Co. v. Lafarge N. Am., Inc., 599 F.3d 102 (2d Cir. 2010)	4-5

Schreiber v. Burlington Northern, Inc., 472 U.S. 1, 105 S.Ct. 2458 (1985)	8

SEC v. Svoboda, 409 F. Supp.2d 331 (S.D.N.Y. 2006)	2

SEC v. Texas Gulf Sulphur Co., 401 F.2d 833 (2d Cir. 1968)	1-2

Simon DeBartolo Group, L.P. v. Richard E. Jacobs Group, Inc., 186 F.3d 157 (2d Cir. 1999)	9

Skydell v. Ares-Serono S.A., 892 F.Supp. 498 (S.D.N.Y. 1995)	8

United States v. Chestman, 947 F.2d 551 (2d Cir. 1991)	8

United States v. Cusimano, 123 F.3d 83, 88, (2d Cir. 1997)	1

OTHER AUTHORITIES

SEC Exch. Act Rel. No. 16385 (Nov. 29, 1979)	8

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I. CASCAL IS LIKELY TO SUCCEED ON THE MERITS OF ITS CLAIMS

The central question on the merits is whether Cascal is likely to demonstrate (or at least has raised serious questions) that, in conducting the tender offer, Sembcorp is and will be trading on the basis of material nonpublic information either (i) in violation of its own duty of confidentiality or with knowledge that disclosure would violate the duty of confidentiality owed by the insider sources of the information (Biwater or Cascal), as prohibited by Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder; or (ii) as part of a manipulative scheme in connection with a tender offer, in violation of Section 14(e) of the Exchange Act. On the record now before the Court, the answer is yes.

A.	There Is No Dispute That Sembcorp Is Trading While In Possession Of Cascal’s Material Nonpublic Information

Defendants do not dispute the evidence submitted with Cascal’s moving papers confirming that Sembcorp has had access to some of Cascal’s “most sensitive confidential information” including (1) forecasts and profit and loss statements, balance sheets, and cash flow statements for periods up to 2013; (2) numerous explanations of the risks Cascal faced in each of the territories in which it operates; and (3) highly confidential and commercially sensitive information for each operating company and at the holding company level. Richer Decl. ¶¶ 2729. This information easily qualifies as both material and nonpublic within the meaning of the securities laws.1 Indeed, at the May 12 hearing, Sembcorp’s counsel acknowledged his client “certainly” had access to confidential information. Tr. at 38.

[1]	See United States v. Cusimano, 123 F.3d 83, 88, 89 n.6 (2d Cir. 1997) (information is material if there is “a substantial likelihood that a reasonable investor would view it as significantly altering the ‘total mix’ of information available.” Information is nonpublic “if it is not available to the public through such sources as press releases, [SEC] filings, trade publications, analysts’ reports, newspapers, magazines, rumors, word of mouth or other sources”); SEC v. Texas Gulf Sulphur Co., 401 F.2d 833, 849 (2d Cir. 1968) (“material facts include not only information disclosing the earnings and distributions of a company but also those facts which affect the probable future of the company and those which may affect the desire of investors to buy, sell, or hold the company’s securities.”); SEC v. Svoboda, 409 F. Supp.2d 331, 336, 341 (S.D.N.Y. 2006) (information about “clients’ earnings, expected performance, possible or actual merger and acquisition plans, restructurings, and tender offers” is material and nonpublic).

Sembcorp’s only response to this record is to offer the self-serving statement of Sembcorp’s Senior Vice President Richard Quek that “Sembcorp does not believe that it has received any material non-public information from Cascal .” Quek Decl., ¶ 12. Even if that “belief” were held in good faith, it hardly provides any basis to dispute the testimony of Mr. Richer explaining the nature of the information Cascal made available, and the admission of Sembcorp’s counsel that his client in fact had access to that information.

B.	Sembcorp’s Tender Offer Violates An Obligation To Maintain The Confidentiality Of Cascal’s Information

As Cascal explained in its moving papers, there are several provisions in the Confidentiality Agreements that prohibit the disclosure of Cascal’s confidential information. These include Section 1.2 of the NDA, which prohibits the use of Cascal’s information for any purpose beyond the potential acquisition of the Biwater Stake, and Section 6.2, which prohibits Sembcorp from dealing in any way in Cascal’s shares during any time when it has price sensitive information unless permitted by applicable law. Sembcorp fails to discuss these provisions in its supplemental opposition, which independently provide a basis for Cascal’s securities claims.

Instead, Sembcorp and Biwater focus on paragraph (e) of the Letter Agreement, which allows Biwater to consent to an exception to the Standstill Obligation in the NDA where a prospective purchaser makes a tender offer to all Cascal shareholders “on the same terms (including as to price and form of consideration) .” As Biwater acknowledges (Biwater Mem. at 3 n.2), even under English law, the words of the contract are the starting point for the analysis. Defendants offer no basis for their contention that the “same terms” provision is only triggered where the “terms” offered to Biwater are “preferential” (Sembcorp Mem. at 14), or that the word “terms” somehow excludes “obligations.” On its face, the language the parties chose is very broad and general—the word “terms” is not restricted to any type of term, and the word “same” means just that. Defendants effectively are asking the Court to rewrite this plain language to mean that a tender offer can proceed so long as Biwater is not offered a “preferential” price or form of consideration, irrespective of what obligations are imposed on either Biwater or the other Cascal shareholders. That is not permitted.

Defendants have not offered any testimony to bolster their restrictive interpretation of this language. Indeed, it was Defendants’ counsel who suggested a need for depositions “with respect to dealing with the intent of the provisions we’re talking about” (Tr. of May 12 Hrg. at 38) but then chose to forego this opportunity, allowing an inference that they had nothing that would support their position. By contrast, Cascal has submitted the testimony of Alan Waxman, who advised Cascal’s Independent Committee and was involved in the negotiations of the Letter Agreement and NDA. As Mr. Waxman explains, the Confidentiality Agreements were based on agreements negotiated as part of Biwater’s previous attempt to sell its stake in 2008. At that time, Biwater’s counsel made clear that the exception to the standstill requirements would apply only where Cascal would not be “detrimentally affected.” Waxman Decl., ¶ 7. When the Confidentiality Agreements were negotiated in late 2009,

[i]n order to ensure that Cascal and its shareholders would not be “detrimentally affected” by a tender offer and that there would be a fair process where all shareholders would be treated in the same manner and would be protected, paragraph (e) of the Letter Agreement [] included the requirement that any tender offer had to be on the “same terms” as to all shareholders, including Biwater. This provision was important in order to prevent a structurally or financially unfair tender offer process, including one that included coercive terms. It was clearly intended to be broader than the rights afforded by U.S. securities laws, because otherwise the provision would have no practical meaning.

Id. ¶ 11. “Cascal accepted the ‘same terms’ formulation because it believed it helped to balance the interests of the majority shareholder and the minority shareholders and make clear that

Cascal’s cooperation was not favoring one shareholder over the others.” Id. ¶ 21. As Mr. Waxman confirms, “[t]he ‘same terms’ standard is broader, and more equitable, than an ‘on terms no less favorable’ standard would have been .” Id. This negotiating history demonstrates that “same terms” means what it says, not the narrower meaning proposed by Defendants.2

The Court need not rely solely on Cascal’s understanding of the “same terms” provision. This is because Biwater itself agreed during the negotiations with Sembcorp that the offer Sembcorp had made for the Biwater Stake, which was to be made as part of a tender offer process, did not qualify as an “Equivalent Offer” under the “same terms” exception. As Mr. Waxman explains, in December 2009, Cascal received an outline of potential terms for a Sembcorp tender offer, which included an advance commitment from Biwater. Waxman Decl., ¶ 13, Exh. C. In response, Mr. Waxman sent an email asking Biwater to confirm that the proposal did not constitute a “General Offer Event” under paragraph (h) of the Letter Agreement—which is defined as an “Equivalent Offer” under paragraph (e). Id. ¶¶ 14, 15 Exh. D. Biwater responded on December 22, 2009, expressly agreeing that the proposal by Sembcorp “does not constitute a General Offer Event” and confirming that the Letter Agreement “shall continue in full force and effect, without amendment.” Id. ¶ 16 Exh. E. Having agreed that the structure of a tender offer with an advance Biwater lock-up does not satisfy the “same terms” provision, Biwater cannot be heard now to argue a contrary provision.

In light of the plain language of the agreement, informed by its negotiation history, there is no question but that the tender offer does not qualify for the paragraph (e) same terms exception. Rather than offering Biwater the “same terms” as other shareholders, Sembcorp has

[2]	The ejusdem generis principle of contract construction has no application here, in light of the evidence of the negotiating history which reveals the parties’ intent. N. Y. Marine and Gen. Ins. Co. v. Lafarge N. Am., Inc., 599 F.3d 102, 118 n.7 (2d Cir. 2010).

proposed a coercive tender offer that irrevocably binds Biwater in advance to accept Sembcorp’s tender offer and eliminates the benefit of the legally mandated term of universal withdrawal rights, leaving minority shareholders in the disadvantaged position of not having the possibility of a superior offer. Waxman Decl., ¶ 21 In addition, Biwater bargained with Sembcorp for the right to consent to any modification to the tender offer, which is another right that other Cascal shareholders do not have. Id. ¶ 23.3 Put simply, “this was not the type of tender offer contemplated during the negotiations of the Confidentiality Agreements, and was precisely the type of arrangement that the ‘same terms’ clause was intended to prevent.” Id., ¶ 21.

C.	The Tender Offer Should Be Enjoined Even Assuming Sembcorp Did Not Know Of The Letter Agreement

For the first time in these proceedings, Sembcorp argues it was not aware of the Letter Agreement between Cascal and Biwater, and that a violation of that agreement cannot affect its right to launch the tender offer. That Sembcorp did not disclaim knowledge of the Letter Agreement until now casts doubt on its assertion. But in any event, Sembcorp’s professed ignorance of the Letter Agreement itself does not entitle it to trade on the basis of Cascal’s material nonpublic information. For one thing, the purpose of the NDA was to explore a potential purchase of Biwater’s stake of Cascal’s shares (defined in the opening paragraph as the

[3]	The unequal approval right harms minority shareholders who will be left with little choice but to tender their shares as a result of (i) Biwater’s irrevocable obligation to sell its shares to the Sembcorp Defendants pursuant to the Lock-Up Agreement, (ii) the reduced price if less than 80% of the shares are tendered, and (iii) the threat that the shares will be rendered illiquid by Sembcorp’s announcement that they will delist and deregister the shares. Id. ¶ 24. At the same time, Sembcorp and Biwater can agree to any modifications to the tender offer they desire. For example, before the tender offer closes, Sembcorp and Biwater could agree (i) that the price per share will be even less than the previously announced price, or (ii) that the form of consideration will be modified. The minority shareholders may still be forced to tender, rather than risk holding onto illiquid shares following the consummation of the tender offer. Thus, it is not possible to view the tender offer as being on the same terms to all shareholders and it fails to satisfy the exception contained in paragraph (e) of the Letter Agreement.

“Proposed Transaction”). It was not to launch a tender offer, and indeed the agreement expressly imposed restrictions (including 6.2 and the Standstill Obligation) to ensure no other trading could take place while Sembcorp possessed price sensitive information. Surely Sembcorp knew that its right to use Cascal’s confidential information was restricted, irrespective of its knowledge of the precise terms of the Letter Agreement.

Moreover, Sembcorp certainly knew from the beginning of its negotiations with Biwater that Biwater, as a 58.5% shareholder (and former 100% owner) of Cascal’s stock, is an insider and privy to inside information, which it was not permitted to disclose without Cascal’s consent. Without the Letter Agreement, Sembcorp would have no permissible basis to receive Cascal’s confidential information in the first instance, let alone disclose it or use it in a tender offer. Indeed, Sembcorp has submitted in these proceedings Cascal’s annual report on Form 20-F, which includes in its exhibit list the publicly filed confidentiality agreement confirming Biwater’s obligations to maintain Cascal’s information in confidence. Form 20-F Sembcorp, Exhibit Q to the Candido Declaration; Supplemental Declaration of Marc Greenwald, May 17, 2010, Ex. A.4 It would be incredulous for Sembcorp, which spent many months intensively conducting due diligence on Cascal, to claim that it was not aware of this material agreement.

In any event, as already discussed, wholly apart from the standstill provision and the Letter Agreement, Sembcorp was prohibited under Sections 1.2 and 6.2 of the NDA from trading on the basis of Cascal’s confidential information. The proposed tender offer violates these provisions, which Cascal is entitled to enforce.5 The question here is whether Sembcorp is

[4]	The Original Confidentiality Agreement is also an exhibit to the Registration Statement on Form F-1, File No. 333-148508, filed with the SEC on January 7, 2008, pertaining to the prospectus that is attached as Exhibit P to the Candido Declaration.
[5]	While Section 10.9 of the NDA ostensibly required Biwater’s consent in order for the enumerated third parties to enforce the NDA, Cascal secured Biwater’s consent in advance in paragraph (i) of the Letter Agreement which provides:

Nothing in this clause (i) or in any Transaction NDA shall limit the right of Cascal to pursue a claim, either on its own or on behalf of any member of the Cascal Group, under a Transaction NDA at its own expense as a third party beneficiary thereunder, without first obtaining consent of Biwater as may be ostensibly provided for under the relevant Transaction NDA . (Emphasis added.)

Waxman Decl., ¶¶ 31-34.

trading on the basis of confidential information it has no right to use, not whether it is using the information in breach of an agreement to which it is a party. Even if Cascal could not sue Sembcorp for breach of the Letter Agreement, there is no question but that Biwater had no right to consent to Sembcorp’s use of the information for the tender offer that did not satisfy the paragraph (e) requirements. That is sufficient to support the injunction request.

Sembcorp’s remaining attempts to justify its misuse of Cascal’s confidential information are equally meritless. First, nothing in Section 10.3 of the NDA provides that the confidentiality obligations of the NDA expired when Sembcorp entered into the Lock Up Agreement with Biwater. Section 10.3 provides only that certain obligations would terminate if the parties consummated an agreement “implementing the Proposed Transaction”—namely the acquisition of the Biwater Stake. The tender offer and Lock Up Agreement do not constitute such an agreement. Even if they did, Section 10.3 expressly preserves “accrued rights and obligations” -and paragraph (n) of the Letter Agreement makes clear that “accrued rights” include “the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information.” Waxman Decl. ¶¶ 25-30.

Nor can Sembcorp justify its violations of the NDA by claiming they were “required by law” within the meaning of Section 2(d). Sembcorp is not being required by law to violate its confidentiality obligations, and this Court has not ordered any disclosure. If Section 2(d) were applicable here, it would effectively nullify the restrictions in the NDA, and allow a violating party to trade on the basis of material nonpublic information so long as it is sued and a Court orders disclosure after a tender offer is announced. The provision simply has no application to exonerate Sembcorp’s attempt to engage in a voluntary transaction that it is not required to undertake, and its knowing violations of its confidentiality obligations.

D.	Sembcorp’s Federal Securities Law Arguments Are Without Merit

Sembcorp concedes that “Cascal has standing to maintain an action under Section 14(e) of the Securities Act.” Supp. Mem. at 3. On the merits, Cascal’s amended complaint seeks relief under § 14(e) itself, not under administrative Rule 14e-3. The Second Circuit has long recognized that § 14(e) creates a cause of action against a tender offeror in favor of a company whose shares are the subject of the tender. Elec. Spec. Co. v. Int’l Controls Corp., 409 F.2d 937,940, 946 (2d Cir. 1969); Gulf & Western Indus., Inc. v. Great Atlantic & Pac. Tea Co., 476 F.2d687, 689, 695-97 (2d Cir. 1973). Rule 14e-3 was promulgated not to limit but to “augment” the scope of § 14(e) to reach “[t]he person who has become aware that a tender offer is to be made, or has reason to believe that such bid will be made, [and who] fail[s] to disclose material facts with respect thereto to persons who sell him securities for which the tender bid is to be made.” SEC Exch. Act Rel. No. 16385, 1979 SEC LEXIS 218, at *2, 20 n. 28 (Nov. 29, 1979), Greenwald Decl. Ex. B. Nothing in Rule 14e-3 purports to limit the remedies that had previously been available under the statute, which was enacted well before the Rule was promulgated in 1980, and both the Supreme Court and this Court have recognized the continuing validity of § 14(e) suits following promulgation of the Rule. See Schreiber v. Burlington Northern, Inc., 472 U.S. 1, 105 S.Ct. 2458 (1985) (suit against tender offeror under § 14(e)); Skydell v. Ares-Serono S.A., 892 F.Supp. 498 (S.D.N. Y. 1995) (same); see also United States v. Chestman, 947 F.2d 551, 557 (2d Cir. 1991) (“[S]ection 14(e) is a self-operative provision “). Defendants do not even attempt to address Cascal’s argument that the principles of Chris-Craft Indus,, Inc. v. Piper Aircraft Corp., 480 F.2d 341, 364 (2d Cir. 1973) support Section 14(e) liability here.

Sembcorp’s challenge to the Section 10(b) and Rule 10b-5 claim fares no better. Its contract-based arguments that it is permitted to trade based on Cascal’s confidential information fail for the reasons explained above and in Cascal’s opening memorandum. As for standing, the Second Circuit recognizes an exception to the purchaser/seller standing rule where the plaintiff seeks an injunction.6 And contrary to Sembcorp’s suggestion, the Second Circuit has specifically refused to impose a categorical bar to issuer standing.7 The cases cited by Sembcorp stand only for the principle that where “an issuer would otherwise be accorded standing to sue under Rule 10b-5,” such standing is lost if the suit represents “an admitted fight for control of [the company] between the defendants and entrenched management.” GAF Corp. v. Milstein, 324 F.Supp. 1062, 1072 (S.D.N.Y. 1971), aff’d in part, rev’d in part, 453 F.2d 709 (2d Cir. 1971). That is not the case here, where a committee of independent directors is exercising its fiduciary duties to protect the interests of all stakeholders, which includes balancing the interests of the majority and minority shareholders and seeking to ensure that any transaction is fair to all stakeholders. See Waxman Decl. ¶¶ 5, 8, 11-19, 21.

[6]	See Simon DeBartolo Group, LP. v. Richard E. Jacobs Group, Inc., 186 F.3d 157, 170-71 (2d Cir. 1999) (recognizing injunction exception to Blue Chips rule); Langner v. Brown, 913 F.Supp. 260, 270 (S.D.N.Y. 1996) (same).
[7]	Gen. Time Corp. v. Talley Indus., Inc., 403 F.2d 159, 164 (2d Cir. 1968) (declining “to place our approval on a holding that under no circumstance can an issuer have standing to seek an injunction” and recognizing the “many practical advantages . in allowing a corporation in certain cases to enjoin manipulation of its stock”); see also GAF Corp. v. Milstein, 453 F.2d 709, 722 & n.27 (2d Cir. 1971) (issuer “may have standing to enjoin a manipulative scheme which had the effect of depressing the price of the issuer’s stock immediately prior to a contemplated issue of securities).

II. CASCAL WILL SUFFER IRREPARABLE HARM ABSENT AN INJUNCTION

Sembcorp has offered nothing new to respond to Cascal’s showing of irreparable harm, other than its unsupported “belief” that the confidential information it admits it has obtained is neither material nor nonpublic. Absent an injunction, and presuming Sembcorp is required to comply with the securities laws, Cascal’s confidential information will be disclosed, and its value will be forever lost. For the reasons set forth in the Richer Declaration (at ¶¶ 48-54), there is no question but that this will cause Cascal irreparable harm. Of course, Sembcorp acknowledged as much in Section 10.2 of the NDA.

At the very least, Cascal has raised serious questions for litigation, and the balance of hardships tips in its favor. The hardship on Cascal’s side is readily apparent, based on the loss of its confidential information. Sembcorp argues only that an injunction “may put the deal at risk.” Opp.Br. at 29. But Sembcorp has made no showing that a substantially similar transaction could not be arranged following ultimate resolution of this lawsuit. See CDC Group PLC v. Cogentrix Energy, Inc., 354 F.Supp.2d 387, 394 (S.D.N.Y. 2005). For its part, Biwater argues that any delay in the tender offer will exacerbate its alleged financial difficulties. But Cascal is not seeking to enjoin Biwater from selling its Cascal shares, and it could have resolved its self-inflicted financial issues by selling its stake in a manner consistent with its contractual obligations to Cascal. To the extent any delay in this process results in a hardship for Biwater, it is a hardship entirely of its own making, and not something this Court should factor in balancing the equities.

CONCLUSION

For the foregoing reasons, Plaintiff Cascal respectfully requests that this Court grant its Application for a preliminary injunction.

Dated: New York, New York

May 17, 2010

Respectfully submitted,

QUINN EMANUEL URQUHART & SULLIVAN, LLP

By:
Peter Calamari Marc Greenwald

51 Madison Avenue, 22nd Floor
New York, New York 10010
(212) 849-7000
petercalamari@quinnemanuel.com
marcgreenwald@quinnemanuel.com
Attorneys for Plaintiff Cascal N. V.

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